UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                          Registration File # 000-30194

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

      For the month of JUNE 30, 2003 - Q2 - Unaudited Financial Statements

             BYRON RESOURCES INC. (Formerly BIOFOREST PACIFIC INC.)

         2200 - 181 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5H 3M7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ] Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [X] No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-1918.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   BYRON RESOURCES INC.
                                                       (Registrant)

Date August 14, 2003                         By /s/ Ross McGroarty (signed)
                                                ------------------------------
                                                Ross McGroarty, Chairman, ASO

                             FINANCIAL STATEMENTS OF

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)

                     FOR THE SIX MONTHS ENDED JUNE 30, 2003


                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)
                                 BALANCE SHEETS

                                                               JUNE 30       DECEMBER 31
                                                                2003            2002
                                     ASSETS

CURRENT ASSETS
   Cash                                                     $      3,636    $     66,844
   Accounts receivable                                             4,133           1,844
   Marketable securities, at cost (market value $191,294)        255,191         233,808
                                                            ------------    ------------
                                                                 262,960         302,496

INVESTMENT IN RELATED COMPANY                                          1               1
CAPITAL ASSETS                                                     2,763           3,214
                                                            ------------    ------------
                                                            $    265,724    $    305,711
                                                            ============    ============

                                   LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities                 $     18,976    $      4,190
   Convertible debenture                                         432,252       1,015,566
   Convertible debenture                                               -         617,746
                                                            ------------    ------------
                                                                 451,228       1,637,502

                               CAPITAL DEFICIENCY

CAPITAL STOCK
   Authorized -
      Unlimited number of common shares

   Issued -
      27,150,056 common shares                                14,962,687      13,728,739

DEFICIT                                                      (15,148,191)    (15,060,530)
                                                            ------------    ------------
                                                                (185,504)     (1,331,791)
                                                            ------------    ------------
                                                            $    265,724    $    305,711
                                                            ============    ============

                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)
                      STATEMENTS OF OPERATIONS AND DEFICIT
                            FOR THE SIX MONTHS ENDED

                                                      JUNE 30       JUNE 30
                                                       2003          2002

INTEREST INCOME                                    $          -  $          4
                                                   ------------  ------------

EXPENSES
    Administration and general                           34,830        75,462
    Amortization of capital assets                          451           602
    Consulting fees                                       3,600         1,281
    Interest                                             48,176        57,941
    Legal fees                                              604        35,772
                                                   ------------  ------------

                                                         87,661       171,058
                                                   ------------  ------------

OPERATING LOSS                                           87,661       171,054

DEFICIT - BEGINNING OF THE PERIOD                    15,060,530    13,801,947
                                                   ------------  ------------

DEFICIT - END OF THE PERIOD                        $ 15,148,191  $ 13,973,001
                                                   ============  ============

NET LOSS PER SHARE                                 $       0.00  $       0.00
                                                   ============  ============

                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)
                            STATEMENTS OF CASH FLOWS
                            FOR THE SIX MONTHS ENDED

                                                     JUNE 30        JUNE 30
                                                      2003            2002

CASH FROM OPERATIONS
   Operating loss for the period                  $    (87,661)   $   (171,054)
   Items not involving cash -
      Amortization                                         451             602
      Foreign exchange gain                            (15,278)              -
                                                  ------------    ------------
                                                      (102,488)       (170,452)

   Change in -
      Accounts receivable                               (2,289)          2,297
      Accounts payable and accrued liabilities          14,786         (12,582)
      Interest payable                                  48,176          20,353
                                                  ------------    ------------
                                                       (41,815)       (160,384)
                                                  ------------    ------------

FINANCING ACTIVITY
   Related party loans                                       -          37,589
                                                  ------------    ------------

INVESTING ACTIVITIES
   Purchase of marketable securities                   (21,383)        (86,987)
   Purchase of capital assets                                -          (4,418)
   Advances to related company                               -        (139,253)
                                                  ------------    ------------
                                                       (21,383)       (230,658)
                                                  ------------    ------------
NET CHANGE IN CASH DURING THE PERIOD                   (63,198)       (353,453)

CASH - BEGINNING OF PERIOD                              66,844         637,352
                                                  ------------    ------------
CASH - END OF PERIOD                              $      3,646    $    283,899
                                                  ============    ============

                                    UNAUDITED

                       SUPPLEMENTARY FINANCIAL INFORMATION

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)

                     FOR THE SIX MONTHS ENDED JUNE 30, 2003

                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)
                            SUPPLEMENTARY INFORMATION
                            FOR THE SIX MONTHS ENDED

                                                     JUNE 30          JUNE 30
                                                      2003             2002

CASH
  CIBC- Cdn                                       $       1,047    $     29,032
  CIBC- U.S.                                              1,858         168,107
  CIBC- U.S. exchange                                       660          86,760
  Desjardins Securities- cash account                        71               -
                                                  -------------    ------------
                                                  $       3,636    $    283,899
                                                  =============    ============
ACCOUNTS RECEIVABLE
  GST                                             $       1,270    $      1,572
  McWilliams -Lounsbury                                       -           1,040
  Ron Chapman                                                 -             943
  Law Chambers (July rent plus last months rent)          2,863           1,350
                                                  -------------    ------------
                                                  $       4,133    $     87,634
                                                  =============    ============

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
  Auditing and accounting fees                    $      18,976    $      3,600
  Debenture interest                                          -          84,034
                                                  -------------    ------------
                                                  $      18,976    $     87,634
                                                  =============    ============

ADMINISTRATION AND GENERAL EXPENSES
  Office and general                              $      12,682    $     14,077
  Audit and accounting                                   13,900          14,220
  Travel                                                 11,890          20,455
  Transfer agency                                         7,324           3,449
  Shareholders' information                               1,038           3,390
  Foreign exchange (gain) loss                          (12,004)         19,871
                                                  -------------    ------------
                                                  $      34,830    $     75,462
                                                  =============    ============

                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (Formerly Bioforest Pacific Inc.)
                          2200 - 181 University Avenue,
                           Toronto ON, Canada M5H 3M7
                       Tel: 416 594 0528 Fax: 416 594 6811
                         E-mail: bioforest@interface.ca

                  Commission File No.82-1918 Section 12g 3-2(b)
                         Registration File No.000-30194

                  CERTIFICATION of DISCLOSURE- Q2 JUNE 30, 2003

I, Ross McGroarty, certify that:

1. I have reviewed the Unaudited Quarterly Report on Form N - SAR of BYRON RESOURCES INC. (Formerly Bioforest Pacific Inc.) for period ending June 30, 2003 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact necessary to make the statements made, in light of the circumstances under which statements were made, not misleading with respect to the period covered by this Q1 report;

3. Based on my knowledge, the financial statements, and other financial information included in this Q 1 report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared:

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the "Evaluation Date"); and

          c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: August 14, 2003


/s/ "Ross McGroarty"                                   /s/ "David L. Hynes"
Chairman - Secretary                                          President